Mail Stop 4561

April 27, 2009

Mr. Louis E. Silverman
President and Chief Executive Officer
Quality Systems, Inc.
18111 Von Karman Ave., Suite 600
Irvine, California 92612

> Re: **Quality Systems, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed June 12, 2008**
> **Form 10-K/A for Fiscal Year Ended March 31, 2008**
> **Filed July 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 6, 2009**
> **File No. 1-12537**

Dear Mr. Silverman:

We have reviewed your response letter dated April 9, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 31, 2009.

Form 10-K/A for Fiscal Year Ended March 31, 2008

Item 11. Executive Compensation, page 7

Cash and Equity Incentive Programs

Fiscal Year 2008 Incentive Program, page 8

1.   We note your response to prior comment 7, in which we asked how the <u>maximum</u> bonus levels were set. In your response, you appear to be reiterating how the target revenue and EPS growth levels were set, and how the corresponding bonus

payments could be achieved. Please disclose how your compensation committee determined that, for fiscal 2008, Mr. Silverman would be eligible for cash bonus compensation of up to $475,000, Mr. Holt would be eligible for cash bonus compensation of up to $80,000, and Mr. Cline would be eligible for cash bonus compensation of up to $550,000.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Summary of Significant Accounting Policies

Revenue Recognition, page 5

2.   Your response to prior comment number 9 describes "best practice." However, you have not provided your company specific results using the bell-shaped curve method. Please provide us with your "range" of prices paid and tell us how you concluded that they were "sufficiently narrow."

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, David L. Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig D. Wilson
Sr. Asst. Chief Accountant